FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         June 22, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: June 22, 2004

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                        Sodexho Appoints Chief Executive
                         for United Kingdom and Ireland



Paris, June 17, 2004 - Sodexho Alliance has announced the recruitment of Philip Jansen as Chief Executive for the United Kingdom and Ireland.

Philip Jansen, a 37-year-old British national, will take up his position as of October 1, 2004. He will take responsibility for initiatives to improve profitability in the United Kingdom and Ireland, which are already underway.

Philip Jansen started his career at Procter & Gamble, has been marketing and sales manager with Dunlop Slazenger, before serving as Managing Director - Consumer Division at Telewest Communication PLC, then latterly as Group Chief Operating Officer at MyTravel Group PLC.

"I'm confident in Phil's ability to motivate and mobilize the team members to accelerate efforts to improve profitability in the UK, just as he's done with other companies and I wish him a lot of success for his new job," said Michel Landel, Chief Operating Officer, Sodexho Alliance and Executive Chairman of Sodexho in the United Kingdom.

Philip Jansen said: "I am delighted to be joining Sodexho Alliance, which has enjoyed record growth and constantly innovated around the world since its creation. I am looking forward to the opportunity to contribute to the Group's future success by developing what is already a substantial business in the UK and Ireland."








                                    BIOGRAPHY

                                  Philip Jansen
                 Chief Executive for United Kingdom and Ireland


Philip Jansen, 37, joined MyTravel in September 2002 as European Chief Executive and was appointed Group Chief Operating Officer a month later. Philip has played a key role in the stabilizing and reshaping of the MyTravel Group. Before joining MyTravel, Philip was Managing Director of the Consumer Division for Telewest, Britain's second largest cable TV, telecoms and broadband group. While at Telewest, he grew revenues in the consumer business by 30% to GBP 950m and EBITDA by 70% to GBP 390m over three years. Previously, Philip was a senior executive at Dunlop Slazenger Group after spending the first years of his career in various commercial roles at Procter & Gamble, the US based global consumer products giant.







About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.2 billion euro. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.





Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 29 39
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com